                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*

                               RESPONSE USA, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   761235 40 7
                                 (CUSIP Number)


                               KENNETH W. STICKNEY
                              8125 MOONSTONE CIRCLE
                             LAS VEGAS, NEVADA 89128
                                 (310) 796-4875
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 12, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

----------------------------------------                 -----------------------
         CUSIP NO. 761235 40 7                              PAGE 2 OF 7 PAGES
----------------------------------------                 -----------------------

================================================================================
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

            Kenneth W. Stickney
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]

                                                                       (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                                       7       SOLE VOTING POWER

                                               479,164
                                      ------------------------------------------
             NUMBER OF                 8       SHARED VOTING POWER
               SHARES
            BENEFICIALLY                       -0-
              OWNED BY                ------------------------------------------
                EACH                   9       SOLE DISPOSITIVE POWER
             REPORTING
               PERSON                          479,164
                WITH                  ------------------------------------------
                                      10       SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            479,164
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            7.2%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================


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

ITEM 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $.008 per share ("Common Stock") issued by Response USA, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 11-K Princess Road, Lawrenceville, New Jersey 08648.

ITEM 2.  Identity and Background.

         This statement is filed by Kenneth W. Stickney ("Stickney"), an individual residing at 8125 Moonstone Circle, Las Vegas, Nevada 89128. Mr. Stickney is the managing director of Mandalay Sports Entertainment located at 10202 West Washington Blvd., Culver City, CA 90232-3195.

         The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The 594,164 shares of Common Stock were issued to Stickney pursuant to a Release, Stock Distribution and Cooperation Agreement dated May 12, 1997 (the "Agreement") whereby Stickney acquired the stock in exchange for, and cancellation of, a $1,800,000 debt owed by BKR, Inc., a Nevada corporation, to Stickney. The stock was exchanged at a price of $3.016 per share.

ITEM 4.  Purpose of Transaction.

         The purpose of the acquisition of the stock is for repayment of indebtedness. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j), of Item 4 of Schedule 13D.


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
ITEM 5.  Interest in Securities of the Issuer.

         As of the date hereof, the Reporting Persons beneficially owns 479,164 shares of the Company's Common Stock, comprising approximately 7.2% of the shares outstanding. The percentage used herein is calculated based upon the 6,596,589 shares of Common Stock of the Company stated by the Company as issued and outstanding as of October 4, 1997, as reported in the Company's 10-K. The Reporting Person has sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates. The Reporting Person has not effected any transactions in the shares of the Common Stock since May 12, 1997 except for the disposition of shares of Common Shares sold on the open market as follows:


        DATE                    # OF SHARES             PRICE PER SHARE
        ----                    -----------             ---------------
      9-22-97                      5,000                    $3.375
      9-24-97                      5,000                    $3.0625
      9-26-97                      5,000                    $3.6875
      9-30-97                      5,000                    $3.625
     10-02-97                      5,000                    $3.625
     10-06-97                      5,000                    $3.625
     10-08-97                      5,000                    $3.625
     10-10-97                      5,000                    $3.625
     10-14-97                      5,000                    $3.6875
     10-16-97                      5,000                    $3.625
     10-20-97                      5,000                    $3.625
     10-22-97                      5,000                    $3.50
     10-28-97                      5,000                    $3.375
     10-28-97                      5,000                    $3.50
     10-30-97                      5,000                    $3.375
     11-03-97                      5,000                    $3.375
     11-05-97                      5,000                    $3.375
     11-07-97                      5,000                    $3.375
     11-11-97                      5,000                    $3.406
     11-13-97                      5,000                    $3.406
     11-17-97                      5,000                    $3.500
     11-19-97                      5,000                    $3.375
     11-20-97                      5,000                    $3.406

         No person other than the Reporting Persons has the right to receive or the power to direct receipt of dividend or the proceeds of sale of the shares of Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

ITEM 7.  Materials to be Filed as Exhibits.

         99.1   Release, Stock Distribution and Cooperation Agreement.


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                                    SIGNATURE

         After reasonable inquiry and to the best of such person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1997


                                                    /s/ KENNETH STICKNEY
                                                    ----------------------------
                                                        Kenneth Stickney


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